Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED
CERTIFICATE OF FORMATION

Pursuant to the provisions of Section 3.053, Section 21.052 and Sections 21.054-21.055 of the Texas Business Organizations Code (the “TBOC”), Independent Bank Group, Inc., a for-profit corporation existing under the TBOC (the “Corporation”), hereby adopts the following Certificate of Amendment to its Amended and Restated Certificate of Formation.
ARTICLE 1

The name of the Corporation is Independent Bank Group, Inc. The Corporation is a for-profit corporation. The file number issued to the Corporation by the Secretary of State is 800125042. The date of formation of the Corporation is September 20, 2002.
ARTICLE 2

The Amended and Restated Certificate of Formation of the Corporation is hereby amended by this Certificate of Amendment to amend Article X(F) to change the voting standard for the election of directors (the voting standard to be addressed in the Corporation’s Bylaws) and to delete Article XI in its entirety (the amendment of the Corporation’s Bylaws to be addressed in the Corporation’s Bylaws).
ARTICLE 3

Article X(F) of the Corporation’s Amended and Restated Certificate of Formation is hereby amended and restated, in its entirety, to read as follows:
“F.    Election of Directors. Subject to the rights of the holders of any class or series of stock having the right to elect a director by the vote solely of the holders of that class or series of stock, (i) at each succeeding annual meeting of shareholders beginning in 2014, successors to the class of directors whose term expires at that meeting shall be elected for a three-year term and (ii) if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class to as nearly as possible to one-third of the total number of directors, but in no case will a decrease in the number of directors shorten the term of any incumbent director. As determined by the Board of Directors, the annual meeting of shareholders should be held each year, to the extent practicable, to ensure that the terms of office of shall be approximately three (3) complete years in length. Each director shall be at least 21 years of age. Directors need not be shareholders of the Corporation.”
Article XI of the Corporation’s Amended and Restated Certificate of Formation is hereby deleted, in its entirety.

IBG Second Amendment to the Certificate of Formation

ARTICLE 4
This amendment to the Amended and Restated Certificate of Formation has been approved in the manner required by the TBOC and by the governing documents of the Corporation.
IN WITNESS WHEREOF, the Corporation has, subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument, caused this Certificate of Amendment to Certificate of Formation to be signed by a duly authorized officer as of this 24th day of May, 2019.
INDEPENDENT BANK GROUP, INC.

By: /s/ David R. Brooks
David R. Brooks, Chairman of the Board and Chief Executive Officer

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Certificate of Amendment to Amended and Restated
Certificate of Formation